Exhibit 99.12

Blue Moon Metals Enters into MOU to Acquire the Springer Critical Metals Mine and Processing Plant in Nevada and Announces its Intention to list on the NASDAQ

TORONTO, Oct. 14, 2025 /CNW/ - Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON) (OTCQX: BMOOF), is pleased to announce that it has entered into a Memorandum of Understanding (the “MOU”) dated October 10, 2025 with Goods LG LLC (the “Seller”) to acquire the Springer Mine, Mill and all associated infrastructure required for mineral processing in Pershing County, Nevada (the “Property”) (together the “Transaction”). Completion of the Transaction is subject to the satisfaction of a number of conditions precedent including the negotiation of a definitive agreement, the extension of certain water rights used by the Mill, and other customary conditions for transactions of this nature. In exchange for exclusivity on the Property, Blue Moon has provided a US$500,000 non-refundable cash payment to the Seller.

The Springer Mill historically processed tungsten, and has an Ammonium Paratungstate (“APT”) circuit including autoclave and related reagent systems. The mill can readily be modified to produce concentrates from critical metals from alternate sources. Blue Moon intends to develop a hub and spoke business model by acquiring and developing smaller, high grade underground critical metals mines in the western United States (the “US”) and processing the mineralized material at the Springer Mill. This strategy is in-line with US federal government efforts to promote domestic production of critical metals and decrease dependence on foreign supply chains.

The Springer Property consists of approximately 11,280 acres of mineral claims and fee lands. The mineral resource is located entirely on private fee lands. The historical mineral resource on the Property is: (1)(2)(3)

•	Historical estimate of indicated resources of 355,000 tons @ 0.537% WO3
•	Historical estimate of inferred resources of 1,933,600 tons @ 0.493% WO3

The mine infrastructure includes a vertical shaft developed down to 1,600 feet, a headframe and 3 compartment hoist and associated equipment.

Blue Moon Mine owned by the Company in California could serve as one such feed, which is about 375 miles from the Mill by road. The primary Union Pacific rail spur is 7 miles away from the Mill and the site was historically served by a railway siding that could potentially be reinstated. The Mill is on private land with sufficient space to expand additional processing lines, and abundant room for tailings expansion, as well as strong electrical and road infrastructure. The Mill has several water rights that are in good standing in various stages, with some requiring extensions which will be conditions precedent to this Transaction closing as described above. Assuming all conditions precedent are met, the Transaction is expected to close over the following months.

Separately, on the back of this Transaction and its US asset base, the Company is also announcing that it intends to apply to list its common shares on the Nasdaq Capital Market (the “NASDAQ”) with likely listing completed in Q1 2026. Christian Kargl-Simard, Blue Moon’s CEO comments, “The acquisition of the Mill opens up a huge opportunity for the Company to develop smaller higher-grade mines covering the critical minerals space, including base metals, antimony and tungsten in the US. The time to be building mines in the US is now, and our team is specifically strong in construction, operations and mine finance. The decision to apply and list on the NASDAQ is a critical step in our growth strategy focusing on the critical metals supply chain, while rapidly advancing the Company. Recently our liquidity has been larger on many days on the OTCQX than our TSXV listing, so this is just a natural progression.”

Highlights of the Transaction

Figure 1: Overhead view of the Springer Mill located in Pershing County, Nevada (CNW Group/Blue Moon Metals)

Figure 2: Springer Ball Mill (CNW Group/Blue Moon Metals)

The Mill includes the following assets generally in good condition, permits and rights:

Mine & Mill Facilities

•	Process plant ~1,200 tpd capacity to produce tungsten concentrates and/or APT
•	Electrical infrastructure including main substation (69kV to 5kV), transformers, switchgear, MCCs, soft starters, substations Crusher & conveying system
•	Ancillary facilities: hoist house, mine substation, maintenance pads, warehouse, offices Tailings storage facilities (conventional and dry stack)
•	Roads, tankage, and other miscellaneous surface infrastructure associated with the operation
•	Water rights

Permits & Authorizations

•	Transfer of major permits including but not limited to:
•	Water Pollution Control Permit
•	Air Quality Operating Permit Class II
•	Dam Permits
•	Reclamation Permit & Bond
•	Industrial Artificial Pond Permit

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Dustin Small, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

Notes:

(1)            As at the date of this news release, a qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimate, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since the date of the estimate and complete a new technical report. Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

(2)            Resource classification was performed according to CIM guidelines for indicated and inferred resources at the time and are based on drill spacing and density; the estimate was presented at 0.20 WO3% cutoff grade based on approximate mining cost of $40/ton, processing cost of $13.50/ton, administration cost of $7/ton, mill recovery of 82% and a WO3 price of $11.50/lb. Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

(3)            The effective date of this estimate is August 20, 2012, and is contained in the “Preliminary Economic Assessment of the Springer Tungsten Mine, Pershing County, Nevada, USA” dated December 31, 2013 and prepared by Keith McCandlish of DMT Geosciences Ltd.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree, Hartree, Wheaton Precious Metals, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable securities laws relating to Blue Moon’s acquisition of the Mill and planned listing of its common shares on NASDAQ. In addition, without limiting the generality of the foregoing, this news release contains forward-looking information pertaining to the following: The acquisition of the Mill, the development of hub and spoke business model and the acquisition of other mines in the vicinity of the Mill; the potential use of the Blue Moon Mine as a feed source for the Mill; the potential reinstatement of a railway siding in proximity to the Mill; the timeline for listing of the Company’s common shares on NASDAQ; and other matters ancillary or incidental to the foregoing.

All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.

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SOURCE Blue Moon Metals

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%SEDAR: 00025425E

For further information: For further information: Blue Moon Metals Inc., Christian Kargl-Simard, CEO and Director, Phone: (416) 230 3440, Email: christian@bluemoonmetals.com

CO: Blue Moon Metals

CNW 13:58e 14-OCT-25